FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

August 7, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to CONASEV dated July 15, 2003 regarding the terms and conditions of the 28th Issue of the Second Program of Commercial Papers.

2.	Free translation of a letter to CONASEV dated July 18, 2003 regarding the results of Series A, B and C of the 28th Issue of the Second Program of Commercial Papers.

3.	Free translation of a letter to CONASEV dated July 18, 2003 regarding the redemption of Series B of the 24th Issue of the Second Program of Commercial Papers.

4.	Free translation of a letter to CONASEV dated July 21, 2003 regarding the redemption of Series E of the 26th Issue of the Second Program of Commercial Papers.

5.	Free translation of a letter to CONASEV dated July 22, 2003 regarding the approval of the consolidated and non-consolidated financial statements of the second quarter of 2003 by the Board of Directors.

6.	Free translation of a letter to CONASEV dated July 24, 2003 regarding the tender by Telefónica del Perú S.A.A. of its share ownership of Terra Networks S.A. to Telefónica S.A.

7.	Quarterly financial and operating results from April to June 2003 for Telefónica del Perú S.A.A. and its subsidiaries.

8.	Free translation of a letter to CONASEV dated July 31, 2003 regarding the redemption of Series G of the 27th Issue of the Second Program of Commercial Papers.

9.	Free translation of a letter to CONASEV dated July 31, 2003 regarding the redemption of Series I of the 26th Issue of the Second Program of Commercial Papers.

Item 1

TRANSLATION

July 15, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the terms and conditions of the of 28th Issue, of the Second Program of Commercial Papers of Telefónica del Perú, which will be published tomorrow on different media.

Characteristics of the Auction:

Securities to be offered:	Short term obligations of the 28th Issue of the Second Program of Commercial Papers of Telefónica del Perú

Amount of the Auction:	Up to S/. 45,000,000.00 (forty-five million Nuevos Soles)

Issue Currency:	Nuevo Soles

Nominal Value:	S/. 5,000.00 (five thousand Nuevos Soles) for each Commercial Paper

Number of Series:	Up to three series “A”, “B” and “C”, with a minimum of 1 and a maximum of 9,000 Commercial Papers for each

Series A: 120 calendar days, Series B: 210 calendar days, Series C: 360 calendar days

Class:	Nominative, indivisible, freely transferable, book-entry registered at CAVALI S.A.

Rating:	Apoyo & Asociados Internacionales S.A. CP –1+(pe)
Class & Asociados Clasificadora de Riesgo CLA –1+
These are the highest possible rating to be obtained

Auction system:	Different prices and accumulated proposals

Date of the Auction:	Thursday, July 17, 2003

Participants:	Natural persons and legal entities in general

Proposals:	Amount (s), proposed price(s), it is possible to present up to five proposals with different prices.

Zero Coupon

(Discount):	The prices of the auction must be expressed as a percentage of the nominal value of the securities offered to the fourth decimal place.

Schedule:	Receipt of the offers: from 9:00 a.m. to 1:00 p.m. the day of the auction.

Award of notice by fax:	Between 5:00 p.m. and 7:00 p.m. the day of the auction.

Instrument and place

of delivery of the proposals:

Via letter and/or fax: Attention: BBVA Continental Bolsa SAB S.A., Auction NO. 28, Commercial Papers, Telefónica del Perú, Av. República de Panamá # 3065, 2° floor, San Isidro, Lima. Telephones: 211-1540, 211-1543 and 211-1597. Faxes: 211-1593, 211-1599 and 211-1598

Date of Issue and Payment:	Friday July 18, 2003, until 11:30 p.m.

Form of Payment:

Authorization to charge in the account of BBVA Banco Continental, a wire transference by BCR or direct payment to be charged in the account No. 0011-0661-0100006965, in Nuevos Soles, to BBVA Continental Bolsa S.A.B. S.A. at Banco Continental.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

TRANSLATION

July 18, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:    Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the 28th Issue, of the Second Program of Telefónica del Peru Commercial Papers, on July 17th, and registered at the Capital Markets Public Records automatically.

Series	Term	Amount US$	Date of Issue	Date of Maturity

A	120	8,750,000	07/18/2003	11/15/2003
B	210	9,500,000	07/18/2003	02/13/2004
C	360	26,750,000	07/18/2003	07/12/2004
Total		45,000,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3

TRANSLATION

GCF-220-A1-0624-03

Lima, July 18, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series B of the 24th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

24th	B	270	10.21.02	07.18.03	S/. 9,900,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 4

TRANSLATION

GCF-220-A1-0627-03

Lima, July 21, 2003

Messers.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series E of the 26th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

26th	E	90	04.22.03	07.21.03	US$2,000,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 5

TRANSLATION

GGR – 2003

Lima, July 22, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

Lima.-

Re:    Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 related to Key Events, Private Information and Other Communications, we hereby inform you that on the Board of Directors of Telefónica del Perú S.A.A. held today, the consolidated and non-consolidated financial statements of the second quarter of the year 2003 were approved, which will be duly registered through the system MVNet.

Sincerely yours,

Julia María Morales Valentín

Telefónica del Perú S.A:A.

Representative to the Stock Exchange

Item 6

TRANSLATION

GGR-135 – 2003

Lima, July 24, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:    Key Events

Dear Sirs,

Although we consider that the event described below is not material to Telefónica del Perú S.A.A, we hereby inform you that in relation to the Public Share Offer made by Telefónica, S.A., for 100% of Terra Networks S.A.’s stock capital, on July 23, 2003, we accepted such Offer in relation to all the shares we own, this is 2,238,739 shares, representing 0.37% of Terra Networks S.A.’s stock capital. According to the terms and conditions of such Public Share Offer, the corresponding retribution is 5.25 euros per share.

Best regards,

Julia María Molares Valentín

Representative to the Stock Exchange

Item 7

[Telefonica logo]

Quarterly Results

Telefónica del Peru S.A.A. and subsidiaries

April – June 2003

Significant Events

A summary containing the most significant events performed since April 2003 is presented below:

Board of Directors Meetings

1.	On a session held on April 23rd, the Board of Directors, approved the following resolutions:

a.	Ratified the Board’s members positions of President, Vice President, Secretary and Under Secretary.

b.	Appointed the following members for the Executive Committee of the Board: Mr. Javier Nadal, Mr. Juan Revilla, Mr. Enrique Normand and Mr. Jose Antonio Colomer.

c.	Reinstated the Audit Committee, represented by Mr. Alfonso Ferrari, Mr. Enrique Used and Mr. Eduardo Caride.

d.	Approved the financial statements, individual and consolidated, of the Company corresponding to the first quarter of 2003 and decided for their filing with the Comisión Nacional Supervisora de Empresas y Valores, the Lima Stock Exchange and other relevant institutions of the stock market.

e.	Authorized the issuance of bonds for up to US$ 250,000,000.00 in circulation – in addition to the current stock – as considered by the term and economic limits established by the General Shareholders’ Meeting of April 26th, 2002.

f.	Granted the corresponding powers of attorney to the President of the Board, the Chief Executive Officer and the Chief Financial Officer so that any of them could establish the ex-dividend, record and payment date for the dividend approved by the General Shareholders’ Meeting of March 26th, 2003, whether it is paid in one or more installments.

2.	On May 7th, the Board’s President set the record and payment dates for the dividend corresponding to the 2002 fiscal year, to be on June 20th and July 15th, 2003.

3.	On a session held on May 21st, the Board of Directors incorporated Mr. José María Alvarez as member of the Executive Committee of the Board. Likewise, Mr. Vicente Murcia assumed the position of Director, fulfilling the vacancy produced by the death of Mr. Enrique Normand.

4.	On a session held on June 18th, the Board of Directors approved a total dividend of S/. 149,199,369.24 to be charged against the retained earnings of December 31st, 2002. The dividend represents S/. 0.086644861976843 per share, which will be paid in one or more installments, depending on the financial situation of the Company and the legal terms established to make effective such benefit. In addition, on June 27th, it was announced that the first installment amounted to S/. 0.029036604651280 per share, being the record and payment dates for such benefit July 15th and August 1st, 2003, respectively.

Payment in Advance of the Intra-group Loan

On April 16th and June 9th, the Company amortized the Yen-denominated loan with Telefónica Internacional S.A. As of today, there is no loan with said company.

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the second quarter ended June 30, 2003

It is recommended that the reading of this report be made along with the corresponding financial statements and their notes, presented at the same time, since they form integral part of this document and contain complementary information.

Economic Environment

During 2Q03, GDP growth may have decelerated with regards to the previous quarter, mainly because of the lower activity in non-primary sectors, especially non-primary Manufacturing. On the other hand, the delay of the Government in cutting expenses and the increase of social pressures, heightened during the 2Q03, forced the Government to announce a series of measures, despite the increase in tax collection, to finance greater expenses and accomplish the targets agreed with the International Monetary Fund (IMF).

Contrary to what happened during the previous quarter, the slight growth in economic activity would have been led mainly by primary sectors, especially Mining. However, it is worth noting that non-primary sectors, may have continued growing, although at lower rates than those registered during the previous quarter.

The CPI registered a 0.55% contraction during 2Q03, and a 2.17% increase during the last 12 months, while core inflation (excluding the volatile components of the CPI) registered a slight increase of 0.17% in 2Q03 and an increase of 1.54% during the last 12 months. Unlike 1Q03 when the CPI grew at a higher rate than core inflation, in 2Q03 the opposite took place, due to a correction of fuel prices and farming overproduction. These results maintained the Central Bank’s prediction of reaching its inflation target this year (1.5% – 3.5%).

The greater expense demands faced by the Government as a result of several salary increase requests have forced the Executive to propose fiscal measures and cost cutting measures, highlighting among them, the 1 percentage point VAT’s increase. These measures would allow financing the requirements of social demands for this year and next year.

The exchange rate (ask price) registered an increase of 0.09% in 2Q03 and 1.11% over the last 12 months, in line with the positive local macroeconomic fundamentals and a reduced regional uncertainty. It is worth noting that the public sector strikes, the delay in the announcement of the new cabinet and the fiscal measures injected some volatility to the exchange rate. Nevertheless, once the first two situations were solved, the exchange rate took a declining path that it has been following since the start of the year, despite the intervention of the Central Bank in the market.

Operating revenues

The long distance business is the business segment where the strongest competition is seen among the business lines that the Company and its subsidiaries are involved; the main competitor is Americatel, followed by AT&T Peru and Nortek. The development of the prepaid cards market and the consolidation of the multi-carrier system have been the highlights of the evolution in this segment.

In fixed and public telephony, market share levels have remained the same, and the main competitors are AT&T Perú and BellSouth Perú. In cable television, the main competitors are located in provinces.

Operating revenues for 2Q03 totaled S/. 825 million, 5.2% lower than that in 2Q02. This result reflects the effects of the new tariff plans put in place since March 14th, 2003, the competitive environment in long distance and public telephony businesses and the productivity factor applied to the revenues of local telephony. The decline in revenues from long distance (30.3%), local telephony (6.9%) and public and rural telephony (5.9%) were greater than the increase in revenues from the businesses of business communications (35.4%), cable television (4.8%) and other operating revenues (21.4%).

Meanwhile, operating revenues for 1H03 reached S/. 1,700 million, falling 2.8% compared to 1H02, due to the lower revenues from long distance (26.9%), local telephony (5.6%) and public and rural telephony (4.0%), partially offset by the increases in revenues in the businesses of: business communications (26.4%), cable television (4.9%) and other operating revenues (55.3%).

Revenues from Local Telephony reached S/. 374 million in 2Q03, a 6.9% reduction regarding 2Q02. This decline is explained by the introduction of tariff plans, as well as the productivity factor (6% per year), which impacted the revenues from monthly fee and local measured service. In addition, the reduction of the billed Internet traffic caused by an increased number of clients from Flat Tariff and ADSL also impacted those revenues. Moreover, the revenues for the 1H03 showed a 5.6% decrease compared to 1H02, reaching S/. 767 million. This reduction was due to the lower revenues from local measured service, as a result of the significant number of migrations, mainly from classic lines to new tariff plans, as well as the increase of ADSL lines; these effects were partially offset by the increase in the 2.7% average billable plant.

Revenues from Public and Rural Telephony reached S/. 173 million in 2Q03, a 5.9% fall when compared to 2Q02, while on 1H03 reached S/. 352 million, 4.0% lower than those registered in 1H02, mainly explained by the reduction in the fixed-to-fixed local traffic of the public telephony service as a result of the growth in the mobile telephony plant, as well as the lower revenues of fixed-to-fixed domestic long distance due to tariff based promotions.

Long Distance revenues during 2Q03 dropped 30.3% compared to 2Q02, totaling S/. 84 million, mainly explained by lower tariffs in DLD and ILD as a result of the strong competitive environment of the market. Revenues for 1H03 totaled S/. 181 million, 26.9% lower than 1H02 due to the same reasons that explain the evolution in the quarterly comparison. Both effects were partially offset by greater revenues coming from the sale of Hola Perú cards.

During 2Q03, revenues from Business Communications showed a 35.4% raise, going from S/. 45 million in 2Q02 to S/. 61 million in 2Q03, while in 1H03 reached S/. 116 million, 26.4% higher than 1H02. The higher revenues are mainly explained by the growth experienced in the

ADSL service, which grew from 7,743 lines in service in 1H02 to 36,734 lines in service in 1H03.

Cable Television revenues increased in 2Q03 by 4.3% in relation to 2Q02, reaching S/. 76 million and in 1H03 reached S/. 151 million, a 4.9% increase compared to the same period of last year. This is mainly explained by the increase in revenues from monthly fee (6.2%)—a 5.6% increase in the average billable plant—resulting from higher revenues in the basic package (8.7%), economic package (3.1%) and Cable Net (124.7%), whose average billable plant went from 8,082 clients in 1H02 to 17,701 clients in 1H03.

Other Operating Revenues in 2Q03 grew 21.4% compared to 2Q02, reaching S/. 57 million, while they reached S/. 134 million in 1H03, a 55.3% increase compared to 1H02, mainly due to higher interconnection revenues related to higher traffic generated by other operators.

Operating expenses

Operating expenses totaled S/. 677 million in 2Q03, which represents a 0.8% increase in relation to the S/. 672 million in 2Q02, due to higher general and administrative expenses (up S/. 11 million), mainly due to advertising and promotion related to the new tariff plans, promotion for long distance, as well as the services of Tele-attention to Clients and commissions from Speedy products sale. As well higher depreciation expenses (S/. 11 million) were also partially responsible for this increase.

Accumulated operating expenses for 1H03 increased S/. 10 million to reach S/. 1,388 million, mainly due to the S/. 32 million increase in general and administrative expenses due to the aforementioned effects, as well as plant maintenance activities and higher commissions for the increase in the deployment of Speedy. In addition, further increases were also recorded: S/. 7 million in depreciation, S/. 3 million in materials and supplies and S/. 1 million in provisions.

EBITDA and Operating Result

Mainly as a result of the lower revenues and the increased in general and administrative expenses registered during 2Q03, the EBITDA dropped 9.3% compared to 2Q02, reaching S/. 391 million. For that reason, the EBITDA margin declined from 49.5% in 2Q02 to 47.4% in 2Q03. For the same reason, the operating result fell S/. 51 million in 2Q03 compared to 2Q02.

Likewise, the accumulated EBITDA dropped 6.0% in 1H03 compared to 1H02, as a consequence of lower revenues. Thus, the EBITDA margin fell from 49.1% in 1H02 to 47.5% in 1H03, while the operating result dropped S/. 58 million in 1H03 compared to the same period of the previous year.

Non-operating Result

During 2Q03, non-operating loss fell to S/. 108 million, compared to S/. 138 million registered in 2Q02. The losses registered in “others net” dropped S/. 34 million, chiefly due to higher expenses of the early retirement program (PRI) registered in 2Q02 (S/. 54 million); in addition, the net financial expenses declined S/. 19 million as a consequence of the reduction in the debt balance and the lower interest rates. This was partially offset by the stronger negative effect of the monetary correction (REI) registered in 2Q03 (S/. 39 million) vis-à-vis the numbers registered in 2Q02 (S/. 15 million).

In 1H03, the non-operating loss declined S/. 19 million compared to 1H02, due to the decrease in the monetary correction (REI) in S/. 38 million – as a result of the increase in the price level (WPI 0.44%) and a 1.22% appreciation of the Nuevo Sol in 1H03 -, and the reduction of the net financial expenses in S/. 45 million during the period, due to the lower debt levels resulting from cash generation and lower interest rates obtained by the Company. The losses registered in “others net” amounted S/. 105 million in the 1H03, S/. 65 million higher than that in 1H03, mainly due to adjustments in various contingencies.

Net result

As a consequence of the reduction in the operating result, the net result fell from S/. 22 million in 2Q02 to S/. 1 million in 2Q03. Likewise, in accumulated terms, the net result fell from S/. 82 million to S/. 33 million, mainly explained by the lower operating result.

Consolidated Balance Sheet

The liquidity levels of the Company – measured by current assets over current liabilities – increased from 0.43 in 1Q03 to 0.48 in 2Q03. This increase is explained by the reduction in the current portion of the long-term debt that went from 14.1% in 1Q03 to 2.9% of the total debt in 2Q03.

Furthermore, the Company has continued its debt reduction strategy in line with an effort to generate free cash flow. Thus, the financial debt in 2Q03 was S/. 2,012 million, a reduction of S/. 58 million compared to 1Q03 and S/. 1,132 million compared to 2Q02. As a result, the “interest coverage” ratio – EBITDA over net interests – rises from 9.4 in 2Q02 to 14.5 in 2Q03; and the “debt coverage” ratio – debt over EBITDA – falls from 1.8 in 1H02 to 1.2 in 1H03.

Finally, the net equity in 2Q03 was reduced because of declared dividends charged to the retained earnings as of December 31st, 2002, for an amount of S/. 149 million, which almost did not affect the “debt over debt plus equity” ratio, which went from 37.7% in 1Q03 to 38.1% in 2Q03.

Table 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF JUNE 30, 2003

(Prepared in Accordance With Peruvian GAAP

	2Q02		2Q03		Abs. Var.	% Var.	6M03		6M03		Var. Abs.	Var.%
					2Q03-2Q02	2Q03-2Q02					6M03-6M02	6M03-6M02

		%		%		%		%		%
Local Telephone Service	402,097	46.2	374,270	45.4	(27,827)	(6.9)	812,838	46.5	767,053	45.1	(45,785)	(5.6)
Long Distance	119,780	13.8	83,517	10.1	(36,263)	(30.3)	247,129	14.1	180,539	10.6	(66,590)	(26.9)
Public Telephones	183,779	21.1	172,863	21.0	(10,916)	(5.9)	367,000	21.0	352,234	20.7	(14,766)	(4.0)
Cable TV	72,761	8.4	76,283	9.2	3,522	4.8	143,532	8.2	150,544	8.9	7,012	4.9
Business Communications	44,928	5.2	60,848	7.4	15,920	35.4	91,463	5.2	115,566	6.8	24,103	26.4
Other	47,135	5.4	57,239	6.9	10,104	21.4	86,220	4.9	133,879	7.9	47,659	55.3
Total Operating Revenues	870,480	100.0	825,020	100.0	(45,460)	(5.2)	1,748,182	100.0	1,699,815	100.0	(48,367)	(2.8)
Personnel	109,980	12.6	100,856	12.2	(9,124)	(8.3)	227,936	13.0	202,476	11.9	(25,460)	(11.2)
General and Administrative	219,132	25.2	230,117	27.9	10,985	5.0	442,920	25.3	475,113	28.0	32,193	7.3
Depreciation	232,327	26.7	243,201	29.5	10,874	4.7	488,427	27.9	495,535	29.2	7,108	1.5
Technology Transfer and Management Fees	78,283	9.0	70,602	8.6	(7,681)	(9.8)	156,167	8.9	145,995	8.6	(10,172)	(6.5)
Materials and Supplies	13,468	1.5	13,053	1.6	(415)	(3.1)	24,628	1.4	27,296	1.6	2,668	10.8
Provisions	30,214	3.5	30,065	3.6	(149)	(0.5)	61,427	3.5	62,834	3.7	1,407	2.3
Own Work Capitalized	(11,475)	(1.3)	(10,543)	(1.3)	932	(8.1)	(23,024)	(1.3)	(20,943)	(1.2)	2,081	(9.0)
Total Operating Costs and Expenses	671,929	77.2	677,351	82.1	5,422	0.8	1,378,481	78.9	1,388,306	81.7	9,825	0.7
Operating Income	198,551	22.8	147,669	17.9	(50,882)	(25.6)	369,701	21.1	311,509	18.3	(58,192)	(15.7)
EBITDA	430,878	49.5	390,870	47.4	(40,008)	(9.3)	858,128	49.1	807,044	47.5	(51,084)	(6.0)
Other Income (Expenses)
Interest Income	14,109	1.6	7,781	0.9	(6,328)	(44.9)	27,512	1.6	15,526	0.9	(11,986)	(43.6)
Interest Expenses	(59,754)	(6.9)	(34,647)	(4.2)	25,105	(42.0)	(126,966)	(7.3)	(69,483)	(4.1)	57,483	(45.3)
Others Net	(77,088)	(8.9)	(43,081)	(5.2)	34,007	(44.1)	(39,839)	(2.3)	(105,100)	(6.2)	(65,261)	163.8
Inflation Gain (Loss)	(15,056)	(1.7)	(38,522)	(4.7)	(23,466)	155.9	(50,699)	(2.9)	(12,394)	(0.7)	38,305	(75.6)
Total Other Income (Expenses)	(137,787)	(15.8)	(108,469)	(13.1)	29,318	(21.3)	(189,992)	(10.9)	(171,451)	(10.1)	18,541	(9.8)
Income Before Taxes and Participations	60,764	7.0	39,200	4.8	(21,564)	(35.5)	179,709	10.3	140,058	8.2	(39,651)	(22.1)
Workers’ Participation	(10,375)	(1.2)	(9,861)	(1.2)	514	(5.0)	(26,237)	(1.5)	(28,433)	(1.7)	(2,196)	8.4
Income Tax	(28,054)	(3.2)	(27,974)	(3.4)	75	(0.3)	(71,049)	(4.1)	(78,908)	(4.6)	(7,859)	11.1
Net Income	22,335	2.6	1,360	0.2	(20,975)	(93.9)	82,423	4.7	32,717	1.9	(49,706)	(60.3)

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF JUNE 30, 2003 (1)

(End of Period Figures)

ASSETS
	2Q03	1Q03	4Q02	3Q02	2Q02
CURRENT ASSETS
Cash and cash equivalents	98,668	65,916	55,507	73,888	15,285
Negociable securities	51,101	68,380	54,078	88,082	26,352
Accounts and notes receivable – net	672,493	683,416	648,379	662,434	802,559
Other accounts receivable	220,407	211,682	197,178	777,498	763,562
Materials and supplies	32,735	33,714	28,290	43,262	43,380
Prepaid taxes and expenses	63,744	72,660	94,656	160,262	164,997
Total current assets	1,139,148	1,135,768	1,078,088	1,805,426	1,816,135
Accounts receivable – LT wit T. Móviles	225,256	224,117	264,529	310,272	303,940

LONG-TERM INVESTMENTS	272,440	272,291	290,119	298,568	331,681

PROPERTY, PLANT AND EQUIPMENT	13,605,479	13,548,841	13,542,712	13,430,517	13,349,472

Accumulated depreciation	–7,650,290	–7,439,167	–7,223,526	–7,012,411	–6,800,737

Write-off Provision	–61,320	–61,320	–61,320	–61,320	–61,320

	5,893,869	6,048,354	6,257,866	6,356,786	6,487,415
OTHER ASSETS, net	290,704	321,149	324,223	337,957	371,633

TOTAL ASSETS	7,821,417	8,001,679	8,214,825	9,109,009	9,310,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
	2Q03	1Q03	4Q02	3Q02	2Q02
CURRENT LIABILITIES
Overdrafts	0	0	0	0	0
Accounts payable and accrued liabilities	323,133	450,313	473,270	453,874	400,713
Other accounts payable	1,075,488	933,409	764,030	1,165,643	1,101,909
Provision for severance indemnities	335	1,854	1,043	253	1,054
Bank Loans	349,115	366,371	476,600	342,819	518,222
Current maturities of long-term debt	57,610	291,553	58,591	600,018	598,714
Current maturities of bonds	197,094	261,272	297,509	384,969	261,095
Commercial Papers	372,077	335,988	315,162	314,335	345,407
Total current liabilities	2,374,852	2,640,760	2,386,205	3,261,911	3,227,114

LONG-TERM DEBT	366,421	309,419	806,671	849,897	950,193

BONDS	669,625	505,567	452,681	346,293	470,489

GUARANTY DEPOSITS	101,629	98,688	97,515	95,044	94,138

DEFERRED TAXES	1,036,004	1,020,552	1,056,200	1,078,816	1,089,749

SHAREHOLDERS’ EQUITY
Capital stock	2,907,150	2,907,150	2,907,150	2,907,150	2,907,150
Additional paid-in capital
Legal reserve	347,144	343,968	343,968	343,968	343,968
Retained earnings	18,592	175,575	164,435	225,930	228,003

TOTAL SHAREHOLDERS’ EQUITY	3,272,886	3,426,693	3,415,553	3,477,048	3,479,121

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,821,417	8,001,679	8,214,825	9,109,009	9,310,804

(1)	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	2Q03	1Q03	4Q02	3Q02	2Q02	2Q03-2Q02	2Q03/2Q02

Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,017,265	2,021,041	2,028,913	2,032,817	2,037,097	19,832	1.0
Profits (losses) in Lines in Service, net	16,017	19,660	21,574	16,661	33,991	17,974	112.2
Lines in Service Including Public Telephones (1)	1,763,697	1,785,298	1,809,598	1,828,732	1,866,171	102,474	5.8

Local Traffic – Minutes (000) (2)	2,392,894	2,416,349	2,396,337	2,315,213	2,379,713	(13,171)	(0.6)
Long Distance – Minutes (000)	233,703	224,387	198,524	205,907	226,751	(6,952)	(3.0)

Number of Employees (Telefónica del Perú and Subsidiaries)	4,598	4,612	4,874	5,217	5,058	460	10.0
Number of Employees (Telefónica del Perú)	3,215	3,209	3,366	3,566	3,454	239	7.4
Lines in Service per Employee (Telefónica del Perú)	549	556	538	513	540	(8)	(1.5)
Digitalization Rate (%)	96	96	96	96	96	0	0.1
Lines in Service per 100 inhabitants	6.7	6.7	6.8	6.8	6.9	0	2.4

PUBLIC TELEPHONES
Lines in Service (3)	102,620	104,509	107,280	109,788	113,285	10,665	10.4

CABLE TV
Subscribers	340,058	338,246	340,001	340,163	345,016	4,958	1.5

(1) Excluding Cellular Public Phones, Publifón and rurals

(2) Including traffic F2F billing (voice and internet), F2F anf F2M

(3) Including Cellular Public Phones

Item 8

TRANSLATION

GCF-220-A1-0713-03

Lima, July 31, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series G of the 27th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

27th	G	83	05.09.03	07.31.03	S/. 2,000,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 9

TRANSLATION

GCF-220-A1-0710-03

Lima, July 31, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series I of the 26th Issue of the Second Program of Commercial Papers, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value

26th	I	80	05.12.03	07.31.03	US$ 7,000,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

2.    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.

Date: August 7, 2003	By:	/S/ JULIA MARÍA MORALES VALENTÍN

Name: Julia María Morales Valentín
Title: General Counsel of Telefónica del Perú S.A.A.